

<u>Via E-mail</u>
Mr. Stanton E. Ross
Chief Executive Officer
Infinity Energy Resources, Inc.
11900 College Blvd., Suite 204
Overland Park, Kansas 66210

  Re: **Infinity Energy Resources, Inc.**
    Amendment No. 1 to Registration Statement on Form 10
    Filed July 1, 2011
    File No. 0-17204

Dear Mr. Ross:

  We have reviewed your amendment, and your letter dated July 1, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

1. We remind you of comment two from our letter to you dated June 10, 2011. Some comments in this letter will require changes to the Form 10, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports, insofar as you now are subject to the reporting requirements. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 10 or new Exchange Act report we will find your responsive changes. Disclosure in the Form 10 should be accurate and current as of the date that the registration statement became effective by operation of law.

Risk Factors, page 11

2.   Please refer to the risk factor at page 15 captioned, "Prices may be affected by regional factors." Your suggestion here that your Wyoming and Texas properties are producing is inconsistent with your disclosure elsewhere, such as at page 4, that Infinity-Wyoming and Infinity-Texas are both inactive. Please revise or explain.

Liquidity and Capital Resources, page 24

3.   You indicate that you must repay $8,160,994 by December 31, 2011, but you do not appear to consider your debt obligations when you estimate two paragraphs later what resources you will need to remain liquid for the next 12 months. Please revise to describe more precisely your financial situation. We refer you also to prior comments 9 and 13 from our letter to you dated June 10, 2011.

Executive Compensation, page 33

4.   We re-issue comment 23 from our letter to you dated June 10, 2011, in part. Please revise note (3) to the Summary Compensation Table at pages 33-34 and note (3) to the Director Compensation Table at page 36 to clarify, if true, that you are referring to the Nicaraguan Concessions.

5.   We re-issue comment 26 from our letter to you dated June 10, 2011, in part. Please clarify when the negotiations with Mr. Hutchins regarding his compensation arrangements took place.

Legal Proceedings, page 39

6.   Please refer to the following disclosure at page 26: "As of December 31, 2010 and 2009, the Company had accrued approximately $1,916,250 for 2010 and $929,208 for 2009 relating to the contract." Explain why you do not mention the accrual for the $1,916,250 for 2010 at page 39, where you discuss the liability you recorded for the LDH Development action. Also revise to clarify at page 39 that you are referring to the same long-term gas gathering contract discussed at page 26.

Exhibits

7.   We re-issue comment 36 from our letter to you dated June 10, 2011, in part. Please revise your exhibit index to indicate clearly when and with what filing any previously filed exhibit was provided.

8.   We note that a number of your exhibits are missing conformed signatures, and therefore it is unclear whether the versions filed are the same as the executed versions. Other

exhibits appear to be missing schedules and related attachments. Please review all of your exhibits and re-file in complete form any that are incomplete. In your letter of response, please address in particular the completeness of the documents filed as Exhibits 10.6, 10.12, 10.13, 10.14, 10.15, 10.20, 10.21, 10.22, 10.26, and 10.29.

Exhibit 23.1

9.   Please amend your filing to include an updated consent from your independent auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or, in his absence, to Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Roger Schwall
Assistant Director